UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

Glenn Miller
c/o TowerBrook Capital Partners L.P.
Park Avenue Tower
65 East 55th Street, 19th Floor
New York, NY 10022
(212) 699-2200

Copy to:
Steven A. Cohen
Elina Tetelbaum
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

Christine McCoy
c/o Ascension Health Alliance
101 S. Hanley Road, Suite 450
St. Louis, MO 63105
(314) 733-8000

Copy to:
Stephen A. Infante
Covington & Burling LLP
620 Eighth Avenue
New York, NY 10018
(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 77634L 105

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.9% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 418,173,395 shares of Common Stock outstanding as of September 7, 2022 as reported by the Issuer in its Prospectus Supplement filed with the SEC on September 12, 2022 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 88,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on June 21, 2022 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 1 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Underwritten Secondary Offering of Shares

On September 8, 2022, the Issuer filed with the SEC an automatic shelf registration statement on Form S-3 registering for public resale, as provided for therein, 179,754,055 shares of Common Stock beneficially owned by the Partnership, consisting of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

On September 8, 2022, the Partnership entered into an Underwriting Agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC, BofA Securities, Inc. and Barclays Capital Inc. (the “Underwriters”). Pursuant to the Underwriting Agreement, the Partnership agreed to sell 15,000,000 Shares (the “Secondary Offering Shares”) to the Underwriters at a price of $20.425 per share (the “Offering”).

In connection with the Offering, the Partnership entered into a customary 60-day “lock-up” agreement with the Underwriters, dated September 8, 2022 (the “Lock-up Agreement”).

On September 13, 2022, the Partnership consummated the Offering.

The foregoing descriptions of the Underwriting Agreement and Lock-up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Underwriting Agreement is filed as Exhibit 7.8 hereto and the Lock-up Agreement is attached as Exhibit A to the Underwriting Agreement. The full text of both agreements are incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, 164,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 164,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 88,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.8	Underwriting Agreement, dated as of September 8, 2022, by and among the Issuer, the Selling Stockholder and J.P. Morgan Securities LLC, BofA Securities, Inc. and Barclays Capital Inc. (attached as Exhibit 1.1. to the Issuer’s Current Report on Form 8-K (File No. 001-41428) filed with the Securities and Exchange Commission on September 12, 2022 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2022

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

[Signature Page to 13D Amendment]

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title:Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title:Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou
ASCENSION HEALTH ALLIANCE

By:	/s/ Christine McCoy
Name: Christine McCoy
Title:Executive Vice President & General Counsel

[Signature Page to 13D Amendment]